June 28, 2018

Zhen Fan
Chief Executive Officer
MMTec, Inc.
c/o Gujia (Beijing) Technology Co., Ltd.
Room 608A, Air China Century Building
40 Xiaoyun Road
Chaoyang District, Beijing, 100020
People's Republic of China

       Re: MMTec, Inc.
           Draft Registration Statement on Form F-1
           Submitted on June 1, 2018
           CIK No. 0001742518

Dear Mr. Fan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form F-1

General

1. We note that in several sections of the prospectus you state that Meimei Zhengtong
       Technology Co., Ltd. has been deregistered in 2018. Please explain what you mean by
       "deregistered."
 Zhen Fan
FirstName LastNameZhen Fan
MMTec, Inc.
Comapany NameMMTec, Inc.
June 28, 2018
June 28, 2018 Page 2
Page 2
FirstName LastName
2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Cover Page

3. We note that you checked the Rule 415 box on the cover page and included Rule 415 undertakings beginning on page II-2. Please revise because it does not appear you are conducting an offering on a continuous or delayed basis or advise.
We may not be able to protect our intellectual property rights, page 11

4. It appears based on your disclosure in the Intellectual Property Rights section on page 46 that you do not currently hold any intellectual property rights but are applying for five software copyrights in the P.R.C. Please revise this risk factor to clarity that you do not currently hold intellectual property rights or advise.
If we fail to maintain continuing compliance with the PRC state regulatory rules, page 18

5. We note your references to Grade 1 through 4 qualifications in this risk factor. Please clarify what grade qualification you or your subsidiaries hold, if any.
Risk Factors
If we are unable to comply with certain conditions, page 23

6. Please delete your statement that you have already received NASDAQ approval to list your common shares as is does not appear to be accurate. In addition, explain what you mean by "these final conditions" in the second sentence of this risk factor.
Use of Proceeds
Indemnification Escrow Agreement , page 29

7. We note your reference to the the indemnification escrow agreement with the underwriters. Please file it as an exhibit to the registration statement or advise.
Our Strategies, page 43

8. We note that one of your key strategies is "providing free, flexible and open securities technology services." Please explain how you plan to make money if your technology services are free. If your services are not free, please disclose what fees you plan to charge your future clients.
Board of Directors and Board Committees, page 50

9. We note your disclosure in this section that "[your] directors are not subject to a term of office and hold office until such time as they resign or are removed from office by
 Zhen Fan
MMTec, Inc.
June 28, 2018
Page 3
       resolution of [your] shareholders." On page 48, however, in notes (2),
(3), and (4) to the
       management and directors table you disclose what year each director's term expires.
       Please revise for consistency or advise.
Description of Share Capital
Calls on common shares and forfeiture of common shares, page 58

10. We note your disclosure in this section that the board of directors may make calls upon shareholders for any amounts unpaid on their common shares. We also note your statement on page 56 that all of your issued shares are fully paid and non-assessable.
       Please revise for consistency or clarify, if true, that the board of directors may not make calls on the shares being registered in this offering.
Rule 144, page 62

11. You state in this section that your affiliates would be entitled to sell securities without further registration under Rule 144 beginning 90 days after the Form F-1 becomes effective. Please revise because the holding period for affiliates of the issuer is six months, not 90 days. Refer to Rule 144(d).
        You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.


FirstName LastNameZhen Fan
                                                               Division of
Corporation Finance
Comapany NameMMTec, Inc.
                                                               Office of
Transportation and Leisure
June 28, 2018 Page 3
cc:       F. Alec Orudjev, Esq.
FirstName LastName